Exhibit 99.1

BIGLARI CAPITAL CORP.
17802 IH 10 WEST, SUITE 400
SAN ANTONIO, TEXAS 78257
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

October 24, 2013

Mr. James W. Bradford
Chairman of the Board
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, Tennessee 37087

Dear Jim:

As you know, we are the largest shareholder of Cracker Barrel Old Country Store, Inc. Our ownership, through related entities, approximates 20% of the Company, valued in the market at over $500 million. As you also know, over the last several months we have proposed that the Board pay a significant special dividend. Since the Board has not done so, we have been forced to turn to shareholders to vote on the matter.

We feel certain that Cracker Barrel could finance a special dividend of $20 per share. We believe the Board is certainly confident of a payment of at least $13 per share. I have affirmed thus because twice in the past year you offered to purchase all shares owned by Biglari Capital Corp. and its affiliates, a transaction that would have resulted in a purchase price of approximately $305 million at the time the offer was made.  With these funds alone, Cracker Barrel could have paid nearly a $13 per share special dividend that would have benefited all shareholders proportionately.

However, at this time Cracker Barrel could pay more than $13 per share. Incidentally, the Company’s risk profile has improved since the Board made its February offer to us. In fact, management’s expectations over the Company’s performance have greatly enhanced. Therefore, we are confident that $20 per share, a total capital outlay of $476 million, would be quite prudent, and the financing environment seems favorable. But to provide you and the Board with further assurance, we have received from Jefferies a highly confident letter concerning the ability to provide debt financing to fund a $20 per share special dividend.  Enclosed is Jefferies’ highly confident letter.

Consequently, we once more request that the Board declares and pays a $20 per share special dividend to all stockholders.

We would welcome further discussing the matter with you.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari